Item 9: Financial Statements.

A: The following financial statements were prepared in accordance with

X	U.S. GAAP
	IFRS

B: The financial Statements for this reporting period were prepared by
Name: Robin W. Hunt
Title: President, Interactive Edgar Corp
Relationship to Issuer: Contract Service Provider

RESGREEN GROUP INTERNATIONAL INC.

INDEX TO CONDENSED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm	15
Balance Sheets at December 31,2022 and December 31, 2021	16
Statements of Operations for the years ended December 31,2022 and December 31,2021	17
Statement of Changes in Shareholders' Deficit	18
Statements of Cash Flows for the years ended December 31,2022 and December 31,2021	19
Notes to Financial Statements	20

OTC Markets Group Inc.
OTC Pink Basic Disclosure Guidelines (v4.0 January 1, 2023)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Resgreen Group International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Resgreen Group International Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC (PCAOB ID 5041)
BF Borgers CPA PC

We have served as the Company's auditor since 2022
Lakewood, CO
February 14, 2023

RESGREEN GROUP INTERNATIONAL INC.
Balance Sheets
(Audited)

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 782,292	$ 219,706
Accounts receivable	2,200	19,745
Inventory	186,336	20,350
Prepaid expense	30,000	5,116
Total Current Assets	1,000,828	264,917
TOTAL ASSETS	$ 1,000,828	$ 264,917
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	12,996	16,209
Accrued interest	208,219	60,739
Accrued expenses	23,960	13,064
Accrued management fees	174,741	112,741
Convertible note payable, net of discount of $997,110 and $23,753 respectively	3,674,677	1,708,030
Derivative liability	1,357,630	198,379
Warrant liability	355,621	----
Note payable	98,655	----
Note payable – related party	4,592	30,293
Total Current Liabilities	5,911,091	2,139,455
TOTAL LIABILITIES	5,911,091	2,139,455
Stockholders' Deficit		
Preferred stock: 6,000,000 authorized; $0.001 par value		
0 and 80,000 shares issued and outstanding, respectively	----	80
Common stock: 4,000,000,000 authorized; $0.001 par value		
459,785,846 and 118,331,143 shares issued and outstanding, respectively	459,786	118,331
Additional paid in capital	9,517,986	3,784,961
Accumulated deficit	(14,888,035)	(5,777,910)
Total Stockholders' Deficit	(4,910,263)	(1,874,538)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,000,828	$ 264,917

The accompanying notes are an integral part of these audited financial statements

RESGREEN GROUP INTERNATIONAL INC.
STATEMENTS OF OPERATIONS
(Audited)

		For the Years Ended December 31,		
		2022		**2021**
Revenues				
Sales	$	76,205	$	51,199
Cost of goods sold		29,390		----
Gross profit		46,815		51,199
Operating Expenses				
Contract services		168,720		122,342
Research and development		84,984		423,157
Stock for services		6,287,860		1,598,154
Professional fees		491,701		227,023
General and administrative		998,619		653,602
Rent		23,868		28,947
Total operating expenses		8,055,752		3,053,225
Net loss from operations		(8,008,937)		(3,002,026)
Other income (expense)				
Interest income		102		961
Interest expense		(177,892)		(60,168)
Interest expense related to derivative liability		(1,469,196)		(543,317)
Change in derivative		545,798		450,855
Income tax		----		----
Net loss	$	(9,110,125)	$	(3,153,695)
Basic and diluted loss per share	$	(0.04)	$	(0.03)
Weighted average number of shares outstanding		225,081,595		93,096,493

The accompanying notes are an integral part of these audited financial statements

RESGREEN GROUP INTERNATIONAL INC.
STATEMENTS OF CHANGE IN SHAREHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021
(Audited)

	Preferred Stock		Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2020	80,000	$ 80	61,746,343	$ 61,747	$ 2,232,403	$ (2,624,215)	$ (329,985)
Issued stock for services	---	---	29,584,800	29,584	1,568,568	---	1,598,152
Issued stock for debt conversions	---	---	27,000,000	27,000	(13,500)	---	13,500
Adjustment for derivative liability	---	---	----	---	(2,510)	---	(2,510)
Net loss (audited)						(3,153,695)	(3,153,695)
Balance, December 31, 2021	80,000	$ 80	118,331,143	$ 118,331	$ 3,784,961	$ (5,777,910)	$ (1,874,538)
Issued stock for services	---	---	336,454,703	336,455	6,091,066	---	6,427,521
Issued stock for debt conversions	---	---	5,000,000	5,000	(2,500)	---	2,500
Issued stock warrant	---	---	----	---	(355,621)	---	(355,621)
Cancellation of Preferred Stock	(80,000)	(80)	---	---	80	---	---
Net loss	---	---	----	---	---	(9,110,125)	(9,110,125)
Balance, December 31, 2022	---	$ ---	459,785,846	$ 459,786	$ 9,517,986	$ (14,888,035)	$ (4,910,263)

The accompanying notes are an integral part of these audited financial statements

18

RESGREEN GROUP INTERNATIONAL INC.
STATEMENTS OF CASH FLOWS
(Audited)

		For the Years Ended		
		December 31,		
		2022		**2021**
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net (loss)	$	(9,110,125)	$	(3,153,695)
Adjustment to reconcile net loss to net cash provided in operations:				
Inventory		(165,986)		(20,350)
Change in fair market value of derivatives		(545,798)		(450,855)
Amortization of debt discount		1,469,196		543,317
Stock issued for services		6,287,860		1,598,154
Change in assets and liabilities:				
Accounts receivable		17,545		(19,745)
Prepaid expenses		(24,884)		(5,116)
Accrued management fees		62,000		7,741
Accrued expenses		10,896		----
Accounts payable and other accrued liabilities		(3,212)		21,120
Accrued interest		147,480		59,369
Warranty liability		355,621		----
Net Cash Used in operating activities		(1,499,407)		(1,420,060)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds (payments) convertible notes payable		2,202,500		1,476,500
Proceeds (payments) notes payable		98,655		----
Proceeds (payments) notes payable, related party		(25,701)		(21,186)
Stock issued to reduce debt		(213,461)		13,500
Net Cash provided by financing activates		2,061,993		1,468,814
Net change in cash and cash equivalents		562,586		48,754
Cash and cash equivalents, Beginning of period		219,706		170,952
Cash and cash equivalents, End of period	$	782,292	$	219,706
Supplemental cash flow information				
Cash paid for interest	$	10,605	$	----
Cash paid for taxes	$	----	$	----

The accompanying notes are an integral part of these audited financial statements

OTC Markets Group Inc.
OTC Pink Basic Disclosure Guidelines (v4.0 January 1, 2023)

NOTE 1: NATURE OF BUSINESS

ORGANIZATION

Resgreen Group International Inc., (the "Company") was incorporated in the State of Nevada on September 4, 2003. The Company was originally incorporated under the name Brownsville Company and changed its name to Uranium Hunter Corporation on February 1, 2007. On June 28, 2016, the Company changed its name to Resgreen Group International Inc.

The Company's fiscal year end is December 31.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GOING CONCERN

For the periods ended December 31, 2022 and 2021, the Company had net losses of $9,110,125 and $3,153,695 and cash flows from operating activities of ($1,499,407) and ($1,420,060), respectively. As of December 31, 2022, the Company had a working capital deficit of $4,910,263. The Company has generated $76,205 and $51,199 in revenues for the periods ended December 31, 2022 and 2021, respectively.

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating cost and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan to obtain such resources for the Company include obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

BASIS OF PRESENTATION

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

USE OF ESTIMATES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

RECLASSIFICATION OF PRIOR PERIOD PRESENTATION

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents on December 31, 2022 and December 31, 2021 were $782,292 and $219,706, respectively.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade receivables are recorded at net realizable value consisting of the carrying amount less the allowance for doubtful accounts, as needed. Factors used to establish an allowance include the credit quality of the customer and whether the balance is significant. The Company may also use the direct write-off method to account for uncollectible accounts that are not received. Using the direct write-off method, trade receivable balances are written off to bad debt expense when an account balance is deemed to be uncollectible. The Company believes that all accounts receivable are collectable as of December 31, 2022.

CASH FLOWS REPORTING

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period.

REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted Accounting Standards Codification ("ASC") 606, Revenue From Contracts With Customers, which is effective for public business entities with annual reporting periods beginning after December 15, 2017. This new revenue recognition standard (new guidance) has a five-step process: a) Determine whether a contract exists; b) Identify the performance obligations; c) Determine the transaction price; d) Allocate the transaction price; and e) Recognize revenue when (or as) performance obligations are satisfied. The Company's initial application of ASC 606 did not have a material impact on its financial statements and disclosures and there was no cumulative effect of the adoption of ASC 606.

Revenue is recognized when all of the following criteria are met:

- *Identification of the contract, or contracts, with a customer*
  A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party's rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and the parties are committed to perform, and (iii) we determine that collection of substantially all consideration to which it will be entitled in exchange for goods or services that will be transferred is probable based on the customer's intent and ability to pay the promised consideration.

- *Identification of the performance obligations in the contract*
  Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the

21

contract. To the extent a contract includes multiple promised goods or services, we apply judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.

- *Determination of the transaction price*

  The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. Constraints are applied when estimating variable considerations based on historical experience where applicable.

- *Allocation of the transaction price to the performance obligations in the contract*

  All current contracts are of a single performance obligation thus the entire transaction price is allocated to the single performance obligation. We determine standalone selling price taking into account available information such as historical selling prices of the performance obligation, geographic location, overall strategic objective, market conditions and internally approved pricing guidelines related to the performance obligation.

- *Recognition of revenue when, or as, we satisfy performance obligation*

  We satisfy performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at or over the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

  Revenue for the year ended December 31, 2022 and 2021 were $76,205 and $51,199 respectively. The performance obligation has been met as per ASC 606.

FINANCIAL INSTRUMENTS

The Company's balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

DERIVATIVE LIABILITIES

Derivative liabilities include the fair value of instruments such as Common Stock warrants, Preferred Stock warrants and convertible features of notes, that are initially recorded at fair value and are required to be re-measured to fair value at each reporting period under provisions of ASC 480, *Distinguishing Liabilities from Equity,* or ASC 815, *Derivatives and Hedging*. The change in fair value of the instruments is recognized as a component of other income (expense) in the Company's statements of operations until the instruments settle, expire or are no longer classified as derivative liabilities. The Company estimates the fair value of these instruments using the Black-Scholes pricing model. The significant assumptions used in estimating the fair value include the exercise price, volatility of the stock underlying the instrument, risk-free interest rate, estimated fair value of the stock underlying the instrument and the estimated life of the instrument. At December 31, 2022 and December 31, 2021, the Company had $1,357,630 and $198,379 derivative liability, respectively.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit-quality financial institutions in bank deposits, money market funds, U.S. government securities and other investment grade debt securities that have strong credit ratings. The Company has established guidelines relative to diversification of its cash and marketable securities and their maturities that are intended to secure safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates and changes in the Company's operations and financial position. Although the Company may deposit its cash and cash equivalents with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes, as clarified by ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities and net operating loss and tax credit carryforwards given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of ASC 740.

ASC 740-10 requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the "more-likely-than-not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company recognizes expenses for tax penalties and interest assessed by the Internal Revenue Service and other taxing authorities upon receiving valid notice of assessments. The Company has received no such notices as of December 31, 2022.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because it is

23

not currently able to conclude that it is more likely than not that these assets will be realized. The amount of deferred tax assets considered to be realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

As of December 31, 2022, the Company had unused net operating loss carry forwards of $2,840,000 available to reduce federal taxable income. The Company's ability to offset future taxable income, if any, with tax net operating loss carryforwards may be limited due to the non-filing of tax returns. Under the CARES act, net operating losses arising after 2017 are able to be carried forward indefinitely. Furthermore, changes in ownership may result in limitations under Internal Revenue Code Section 382.

NET INCOME (LOSS) PER COMMON SHARE
Net income (loss) per share is calculated in accordance with FASB ASC 260, "Earnings Per Share." The weighted-average number of common shares outstanding during each year is used to compute basic earning or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of Common Stock outstanding at December 31, 2022 and at December 31, 2021. On December 31, 2022 and December 31, 2021, the Company had no dilutive potential common shares.

RELATED PARTIES
The Company follows ASC 850, *Related Party Disclosures,* for the identification of related parties and disclosure of related party transactions. Related party transactions for the periods ended December 31, 2022 and December 31, 2021 totaled $6,130,862 and $21,186, respectively, and consisted of equity and note payable transactions.

SHARE-BASED EXPENSE
ASC 718, *Compensation – Stock Compensation*, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, *Equity – Based Payments to Non-Employees.* Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:(a) the goods or services received; or (b) the equity instruments issued.

Share-based expense for the years ended December 31, 2022 and 2021 was $6,287,860 and $1,598,154 respectively.

COMMITMENTS AND CONTINGENCIES
The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no known commitments or contingencies as of December 31, 2022 and December 31, 2021.

RECENT ACCOUNTING PRONOUNCEMENTS
The Company has reviewed the FASB issued Accounting Standards Update ("ASU") accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully

considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation's reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40). The new ASU addresses issuer's accounting for certain modifications or exchanges of freestanding equity-classified written call options. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this new guidance will have on its financial statements.

NOTE 3: INVENTORIES

All inventories are stated at the lower of cost or net realizable value. Cost of our inventories is determined by costing methods that approximate a first-in, first-out ("FIFO") basis. Inventories at December 31, are as follows:

	2022	2021
Raw materials, work-in-process, and supplies	$ 119,596	$ 20,350
Finished products	66,740	----
Total inventories	$ 186,336	$ 20,350

NOTE 4: CONVERTIBLE NOTE PAYABLE

RB Capital Partners, Inc. on December 10, 2020 executed a Convertible note with the Company. The note carries a principal balance of $100,000 along with an interest rate of 5% per annum and a maturity date of December 11, 2021 and a convertible demand note of $37,783 with an interest rate of 0%. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America. The principal balance is $100,000 and $100,000 at December 31, 2022, and December 31, 2021, respectively, and $19,283 and $21,783 at December 31, 2022, and December 31, 2021, respectively.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on January 11, 2021 executed a Convertible note with the Company. The note carries a principal balance of $100,000 along with an interest rate of 5% per annum and a maturity date of January 11, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on January 27, 2021 executed a Convertible note with the Company. The note carries a principal balance of $20,000 along with an interest rate of 5% per annum and a maturity date of January 27, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.30.

RB Capital Partners, Inc. on February 5, 2021 executed a Convertible note with the Company. The note carries a principal balance of $130,000 along with an interest rate of 5% per annum and a maturity date of February 5, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on February 24, 2021 executed a Convertible note with the Company. The note carries a principal balance of $60,000 along with an interest rate of 5% per annum and a maturity date of February 24, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on March 16, 2021 executed a Convertible note with the Company. The note carries a principal balance of $160,000 along with an interest rate of 5% per annum and a maturity date of March 16, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on April 14, 2021 executed a Convertible note with the Company. The note carries a principal balance of $160,000 along with an interest rate of 5% per annum and a maturity date of April 14, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on May 10, 2021 executed a Convertible note with the Company. The note carries a principal balance of $160,000 along with an interest rate of 5% per annum and a maturity date of May 10, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on June 10, 2021 executed a Convertible note with the Company. The note carries a principal balance of $130,000 along with an interest rate of 5% per annum and a maturity date of June 10, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on July 12, 2021 executed a Convertible note with the Company. The note carries a principal balance of $130,000 along with an interest rate of 5% per annum and a maturity date of July 12, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on September 3, 2021 executed a Convertible note with the Company. The note carries a principal balance of $110,000 along with an interest rate of 5% per annum and a maturity date of September 3, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on October 11, 2021 executed a Convertible note with the Company. The note carries a principal balance of $110,000 along with an interest rate of 5% per annum and a maturity date of October 11, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on November 10, 2021 executed a Convertible note with the Company. The note carries a principal balance of $110,000 along with an interest rate of 5% per annum and a maturity date of November 10, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on December 10, 2021 executed a Convertible note with the Company. The note carries a principal balance of $110,000 along with an interest rate of 5% per annum and a maturity date of December 10, 2022. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

OTC Markets Group Inc.
OTC Pink Basic Disclosure Guidelines (v4.0 January 1, 2023)

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.05.

RB Capital Partners, Inc. on February 4, 2022 executed a Convertible note with the Company. The note carries a principal balance of $100,000 along with an interest rate of 5% per annum and a maturity date of February 4, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02.

RB Capital Partners, Inc. on March 14, 2022 executed a Convertible note with the Company. The note carries a principal balance of $125,000 along with an interest rate of 5% per annum and a maturity date of March 14, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02.

RB Capital Partners, Inc. on April 29, 2022, executed a Convertible note with the Company. The note carries a principal balance of $100,000 along with an interest rate of 5% per annum and a maturity date of April 29, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02.

RB Capital Partners, Inc. on June 15, 2022, executed a Convertible note with the Company. The note carries a principal balance of $2,000,000 along with an interest rate of 8% per annum and a maturity date of June 15, 2023. The loan proceeds will be disbursed to the company in four (4) equal five hundred-thousand-dollar ($500,000) tranches, on the following schedule: June 15, 2022, July 15, 2022, August 15, 2022 and September 22, 2022. As of September 30, 2022, the Company has received all four (4) tranches for a total amount of $2,000,000. The outstanding principal balance at December 31, 2022 is $2,000,000. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion price means, as of any Conversion date or other date of determination, initially at a price share equal to 70% of the price per share of the Qualified Offering. Subject to adjustments.

The convertible notes are currently not in repayment as of the date of this report and are accruing interest per the terms of each individual note. Total accrued interest on all convertible notes is disclosed in the table below. Although certain notes have maturity dates prior to the date of this report, the notes are not in default. There is not a default clause associated with any note that has a maturity date prior to this report.

The Company accounts for this embedded conversion feature as a derivative under ASC 815-10-15-83 and valued separately from the note at fair value. The embedded conversion feature of the note is revalued at each subsequent reporting date at fair value and any changes in fair value will result in a gain or loss in those periods. On December 31, 2022, the derivative liability associated with all convertible note payable was $1,357,630.

Convertible Notes payable consisted of the following:

	December 31, 2022	December 31, 2021
Convertible notes payable:	$ 3,934,283	$ 1,731,783
Debt discount	(259,606)	(23,753)
Convertible notes payable net of debt discount	$ 3,674,677	$ 1,708,030
Accrued interest	208,219	60,739
Current portion of convertible note payable and interest	$ 3,882,896	$ 1,768,769

NOTE 5: NOTE PAYABLE

Notes payable consisted of the following:

	December 31, 2022	December 31, 2021
Demand note from Bruce Miller, a non-related party. The loan carries a 12% APR and does not have a maturity date.	$ 98,655	$ ----
Total notes payable, related party	$ 98,655	$ ----
Total current portion	$ 98,655	$ ----

NOTE 6: NOTE PAYABLE – RELATED PARTY

Notes payable, related party consisted of the following:

	December 31, 2022	December 31, 2021
Demand note from Parsh Patel, our CEO and related party. The loan carries a 0% APR and does not have a maturity date.	$ 4,592	$ 30,293
Total notes payable, related party	$ 4,592	$ 30,293
Total current portion	$ 4,592	$ 30,293

NOTE 7: INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has evaluated Staff Accounting Bulletin No. 118

29

regarding the impact of the decreased tax rates of the Tax Cuts & Jobs Act. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used due to the new tax law recently enacted.

The provision for Federal income tax consists of the following at December 31:

	2022	2021
Federal income tax benefit attributable to:		
Current Operations	$ 1,913,000	$ 662,000
Less: valuation allowance	(1,913,000)	(662,000)
Net provision for Federal income taxes	$ —	$ —

The cumulative tax effect at the expected rate of 21% of significant items comprising our net deferred tax amount is as follows at December 31:

	2022	2021
Deferred tax asset attributable to:		
Net operating loss carryover	$ 2,840,000	$ 927,000
Less: valuation allowance	(2,840,000)	(927,000)
Net deferred tax asset	$ —	$ —

At December 31, 2022, the Company had net operating loss carry forwards of approximately $2,840,000 that maybe offset against future taxable income. No tax benefit has been reported in the December 31, 2022, or 2021 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the "Tax Act"). The Tax Act establishes new tax laws that affects 2018 and future years, including a reduction in the U.S. federal corporate income tax rate to 21% effective January 1, 2018.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. Topic 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the statements of operations in the provision for income taxes. As of December 31, 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 8: SHAREHOLDERS' EQUITY

Preferred Stock
The Company has been authorized to issue 6,000,000 shares of $0.001 par value Preferred Stock. The Board of Directors is expressly vested with the authority to divide any or all, of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established, within certain guidelines established in the Articles of Incorporation. The Preferred Stock shall remain authorized but without any designation and held as Blank Check Preferred in the Company Treasury.

On July 25, 2019 the Company issued 80,000 shares of its Preferred Stock (non-convertible) to Parashar Patel, a related party, pursuant to a board resolution. The shares were issued for voting control and at par value of $0.001.

On August 1, 2022, the Company canceled 80,000 shares of Preferred Stock and issued of 80,000,000 shares of Common Stock at FMV of $1,744,000 or $0.0218 per share on August 1, 2022, to our CEO, Parashar Patel.

On December 31, 2022 and December 31, 2021 there are 0 and 80,000 shares of Preferred Stock (non-convertible) issued and outstanding, respectively.

Common Stock

The Company has been authorized to issue 400,000,000 shares of Common Stock, $0.001 par value. Each share of issued and outstanding Common Stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to Common Stock, as well as in the net assets of the corporation upon liquidation or dissolution. The following table represents the shares that were issued during the period ended December 31, 2022 and December 31, 2021.

On September 26, 2022, the Company filed an amendment to the Articles of Incorporation to increase the number of authorized number of common shares to Four Billion (4,000,000,000) with a par value of $0.001 per share.

The following table represents the shares that were issued during the period ended December 31, 2022 and December 31, 2021.

Date of Transaction	Transaction type	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance?	Individual/ Entity Shares were issued to	Reason for share issuance	Restricted or Unrestricted
1/7/2021	New issuance	5,000,000	Common	0.0005	Yes	RB Capital Partners, Inc., Brett Rosen, Managing Partner	Debt Conversion	Unrestricted
1/8/2021	New issuance	5,000,000	Common	0.0540	No	Burt Lavallee	Services	Unrestricted
2/9/2021	New issuance	2,500,000	Common	0.1554	No	World Market Ventures, LLC Chad Curtis, President	Services	Unrestricted
4/2/2021	New issuance	3,000,000	Common	0.0700	No	Stacey Foxworthy	Services	Restricted
4/15/2021	New issuance	3,000,000	Common	0.0703	No	Sarah Carlson	Services	Restricted
4/15/2021	New issuance	3,000,000	Common	0.0703	No	Lawrence Lawson	Services	Restricted
5/27/2021	New issuance	6,000,000	Common	0.0005	Yes	RB Capital Partners, Inc., Brett Rosen, Managing Partner	Debt Conversion	Unrestricted
6/22/2021	New issuance	8,000,000	Common	0.0005	Yes	RB Capital Partners, Inc., Brett Rosen, Managing Partner	Debt Conversion	Unrestricted
8/2/2021	New issuance	708,700	Common	0.0369	No	Christopher Luckritz	Services	Restricted
8/2/2021	New issuance	708,700	Common	0.0369	No	Donald J Bird	Services	Restricted
8/2/2021	New issuance	708,700	Common	0.0369	No	Isacc Hammons	Services	Restricted
8/2/2021	New issuance	708,700	Common	0.0369	No	Stacey Foxworthy	Services	Restricted
8/13/2021	New issuance	8,000,000	Common	0.0005	Yes	RB Capital Partners, Inc., Brett	Debt Conversion	Unrestricted

OTC Markets Group Inc.
OTC Pink Basic Disclosure Guidelines (v4.0 January 1, 2023)

Date of Transaction	Transaction type	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance?	Individual/ Entity Shares were issued to	Reason for share issuance	Restricted or Unrestricted
						Rosen, Managing Partner		
8/16/2021	New issuance	250,000	Common	0.0330	No	J2 Marketing, Hugh Johnson, Principal	Services	Restricted
12/6/2021	New issuance	10,000,000	Common	0.0195	Yes	World Market Ventures, LLC Chad Curtis, President	Services	Restricted
4/27/2022	New issuance	20,000	Common	0.1500	No	Isacc Hammons	Services	Restricted
7/25/2022	New issuance	5,000,000	Common	0.0005	Yes	RB Capital Partners, Inc., Brett Rosen, Managing Partner	Debt Conversion	Unrestricted
8/01/2022	New issuance	81,900,000	Common	0.0218	No	Parashar Patel, CEO	Services	Restricted
8/01/2022	New issuance	18,621,369	Common	0.0075	Yes	Rajeshkumar Patel	Debt Conversion	Restricted
8/01/2022	New issuance	800,000	Common	0.0218	No	Corporate Ads, LLC, Hank Zemla, Principal	Services	Restricted
9/26/2022	New issuance	200,000,000	Common	0.0190	No	Parashar Patel, CEO	Services	Restricted
9/26/2022	New issuance	12,000,000	Common	0.0190	No	Tony Mazzola	Services	Restricted
9/26/2022	New issuance	3,000,000	Common	0.0190	No	Christian Siefen	Services	Restricted
9/26/2022	New issuance	20,000,000	Common	0.0190	No	Rajeshkumar Patel	Services	Restricted

On December 31, 2022 and December 31, 2021, the company had 459,785,846 and 118,331,143 shares of Common Stock issued and outstanding, respectively.

Equity Incentive Plan

On November 4, 2022, we adopted a new equity incentive plan authorizing the issuance of up to 1,500,000 shares of Common Stock through the grant of stock options (including incentive stock options qualifying under Section 422 of the Code and nonstatutory stock options), restricted stock awards, stock appreciation rights, restricted stock units, performance awards, other stock-based awards or any combination of the foregoing.

WARRANTS AND OPTIONS

The Company has one (1) Warrant outstanding as of December 31, 2022, which contains standard anti-dilution protections in the event of subsequent rights offerings, stock splits, stock dividends or other extraordinary dividends, or other similar changes in the Company's Common Stock or capital structure, the warrant has no participating rights for any losses: The Warrant was issued in connection with the convertible note executed on June 15, 2022. The Warrant is convertible into the Company's Common Stock at an Exercise Price equal to 125% of the price per share of the Company's Common Stock in the Qualified Offering. This warrant does not contain a cashless exercise mechanism.

The Company accounts for warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, depending on the specific terms of the warrant agreement. The Company determined the fair value of the warrants using the Black-Scholes pricing model and treated the valuation as equity instruments. The warrants are marked-to-market each reporting period, which will have an impact to earnings. Any future exercises of the warrants will be recorded as cash received and recorded in cash, with a corresponding increase to Common Stock and additional paid-in capital in equity.

32

As of December 31, 2022, the warrant liability had an initial value of $355,621 based on 22,943,314shares of Common Stock underlying the Warrant, the following assumptions were observed:

Fair value assumptions – warrant liability	12/31/2022
Risk-free interest rate	3.38%
Expected lives (years)	5.0
Expected price volatility	174.10%

NOTE 9: RELATED PARTY TRANSACTIONS

EQUITY

On August 1, 2022, the Company canceled 80,000 shares of Preferred Stock and issuance of 80,000,000 shares of Common Stock at FMV of $1,744,000 or $0.0218 per share on August 1, 2022, to our CEO, Parashar Patel.

On August 1, 2022, the Company issued 1,900,000 shares of Common Stock at FMV of $41,420 or $0.0218 per share on August 1, 2022, to our CEO, Parashar Patel as per his employment agreement for services rendered.

On September 26, 2022, the Company issued 200,000,000 shares of Common Stock at FMV of $3,800,000 or $0.019 per share, to our CEO, Parashar Patel, for services rendered.

NOTES PAYABLE

From time to time, Parashar Patel, our CEO will advance funds to the Company for operations. No funds were advanced during the periods ended December 31, 2022 and December 31, 2021.

The balance of notes payable, related party at December 31, 2022 and December 31, 2021 was $4,592 and $30,293, respectively.

COMPENSATION AGREEMENT

On July 1, 2019, the Company entered into a consulting agreement with its President, Parashar Patel with the following terms. The Company shall pay a monthly fee of $5,000 commencing on August 1, 2019 and continuing until July 1, 2022. The Company also agreed to issue a minimum of 50,000 shares of its restricted Common Stock per month for the duration of the agreement. The agreement automatically renewed on July 1, 2022.

On November 4, 2022, the Company executed a new employment agreement with Mr. Patel for an initial term of three years which automatically renews for one-year periods, which includes a base year salary of $300,000; stock options as determined and approved by the board, to purchase shares of Common Stock; and the right to participate in any Company incentive plan currently in effect. At December 31, 2022, Mr. Patel did not received any cash compensation, or bonus under the new agreement signed on November 4, 2022. Compensation and bonus under the new employment agreement are contingent upon the successful consummation of this offering, and the determination of such amounts will be postponed and reflected in the Company's fiscal year end of 2023.

At December 31, 2022, our CEO was issued 1,900,000 shares of Common Stock at FMV of $41,420 or $0.0218 per share on August 1, 2022, these shares represent the issuance of 50,000 shares of Common Stock per month from July 1, 2019 through August 1, 2022, under the consulting agreement of July 1, 2019. On September 26, 2022, Mr. Patel received 200,000,000 shares of Common Stock at FMV of $3,800,000 or $0.019 per share, as compensation for his services as CEO since 2016; this issuance was duly approved by the Company's Board.

During the Company's fiscal year ending December 31, 2022, our CEO received 400,000 shares out of the 600,000 shares earned at December 31, 2022. The remaining 200,000 shares owed to our CEO correspond to the months September through December of 2022, these shares have not been issued by the Company and will be forfeited by our CEO upon the successful consummation of this offering. Any equity awards which our CEO is entitled to receive under the new employment agreement signed on November 4, 2022, will be postponed until after the successful consummation of this offering and reflected in the company's fiscal year of 2023. All equity awards under the new agreement will be determined in accordance with the Company's incentive plan then in effect and upon approval by the Company's Board.

On November 26, 2019, Mr. Brian Kistler executed a consulting agreement with the Company on behalf of New Opportunities Business Solutions Inc., an entity of which Mr. Kistler is a controlling person. Under the consulting agreement, the Company agreed to pay Mr. Kistler, as compensation for consulting services, the amount of $2,000 per month. Total accrued as of December 31, 2022, was $45,741. The compensation under the consulting agreement was attributed to Mr. Kistler position as Chief Compliance Officer of the Company, a position to which Mr. Kistler resigned from on August 1, 2022. Mr. Kistler also served as a director of the Company's board from April 3, 2020 to September 29, 2022, the date of his effective resignation as director of the Company's board. Mr. Kistler's consulting agreement has also been terminated as of September 29, 2022. No compensation was received by Mr. Kistler from the Company during his tenure as Director of the Company.

The balance of accrued management fees on December 31, 2022 and December 31, 2021 was $174,741 and $112,741, respectively.

NOTE 10. COMMITMENTS AND CONTINGENCIES

From time to time the Company may be a party to litigation matters involving claims against the Company. Management believes that there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 11: SUBSEQUENT EVENTS

In accordance with ASC 855-10, the company has analyzed its operations subsequent to December 31, 2022, through the date these financial statements were issued and has determined that it does not have any material subsequent events to disclose except for those transactions listed below.

34

Item 9: Financial Statements.

A: The following financial statements were prepared in accordance with

      [X] U.S. GAAP

      [   ] IFRS

B: The financial Statements for this reporting period were prepared by
      Name: Robin W. Hunt
      Title: President, Interactive Edgar Corp
      Relationship to Issuer: Contract Service Provider

RESGREEN GROUP INTERNATIONAL INC.

INDEX TO CONDENSED FINANCIAL STATEMENTS

OTC Markets Group Inc.
OTC Pink Basic Disclosure Guidelines (v4.0 January 1, 2023)

RESGREEN GROUP INTERNATIONAL INC.
Balance Sheets

	September 30, 2023	December 31, 2022
ASSETS	(Unaudited)	(Audited)
Current Assets		
Cash and cash equivalents	$ 11,288	$ 782,292
Accounts receivable	2,706	2,200
Inventory	588,202	186,336
Prepaid expense	----	30,000
Total Current Assets	602,196	1,000,828
Property, plant and equipment, net of accumulated depreciation of $792 and $0, respectively	4,488	----
TOTAL ASSETS	**$ 606,684**	**$ 1,000,828**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	246,339	12,996
Accrued interest	413,032	208,219
Accrued expenses	54,616	23,960
Accrued management fees	213,202	174,741
Current portion of finance lease obligation	1,320	----
Convertible note payable, net of discount of $116,319 and $259,606 respectively	4,121,464	3,674,677
Derivative liability	1,456,536	1,357,630
Warrant liability	334,453	355,621
Note payable	97,755	98,655
Note payable – related party	150,000	4,592
Total Current Liabilities	7,088,717	5,911,091
Finance lease obligation	3,345	----
TOTAL LIABILITIES	7,092,062	5,911,091
Stockholders' Deficit		
Preferred stock: 6,000,000 authorized; $0.001 par value		
0 and 0 shares issued and outstanding, respectively	----	----
Common stock: 4,000,000,000 authorized; $0.001 par value		
487,481,563 and 459,785,846 shares issued and outstanding, respectively	487,481	459,786
Additional paid in capital	9,596,508	9,517,986
Accumulated deficit	(16,569,367)	(14,888,035)
Total Stockholders' Deficit	(6,485,378)	(4,910,263)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$ 606,684**	**$ 1,000,828**

The accompanying notes are an integral part of these financial statements.

RESGREEN GROUP INTERNATIONAL INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2023	**2022**	**2023**	**2022**
Revenues				
Sales	$ 78,439	$ ----	$ 273,776	$ 59,976
Cost of goods sold	(1,270)	89	8,382	29,336
Gross profit	79,709	(89)	265,394	30,640
Operating Expenses				
Contract services	184,075	52,785	313,014	121,885
Research and development	35,991	21,680	71,561	73,528
Stock for services	----	6,267,860	141,588	6,287,860
Professional fees	136,159	289,929	250,980	478,313
General and administrative	232,958	322,541	697,664	709,899
Rent	5,345	3,293	19,292	18,208
Depreciation and amortization	264	----	792	----
Total operating expenses	594,792	6,958,088	1,494,891	7,689,693
Net loss from operations	(515,083)	(6,958,177)	(1,229,497)	(7,659,053)
Other income (expense)				
Interest income	539	37	1,087	39
Interest expense	(77,500)	(53,064)	(276,267)	(109,665)
Interest expense related to derivative liability	(159,723)	(562,520)	(455,787)	(731,692)
Change in derivative	(69,881)	83,600	256,414	363,852
Revaluation of warrant liability	(44,749)	----	22,718	----
Income tax	----	----	----	----
Net loss	**$ (866,397)**	**$ (7,490,124)**	**$ (1,681,332)**	**$ (8,136,519)**
Basic and diluted loss per share	$ (0.00)	$ (0.04)	$ (0.00)	$ (0.06)
Weighted average number of shares outstanding	483,372,867	200,304,500	469,768,443	145,987,122

The accompanying notes are an integral part of these condensed financial statements

RESGREEN GROUP INTERNATIONAL INC.
STATEMENTS OF CHANGE IN SHAREHOLDERS' DEFICIT
FOR THE PERIOD ENDED SEPTEMBER 30, 2023
(Unaudited)

	Preferred Stock		Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
2022							
Balance, December 31, 2021	80,000	$ 80	118,331,143	$ 118,331	$ 3,784,961	$ (5,777,910)	$ (1,874,538)
Net loss for the three months ended, March 31, 2022	---	---	---	---	---	(337,716)	(337,716)
Balance, March 31, 2022	80,000	$ 80	118,331,143	$ 118,331	$ 3,784,961	$ (6,115,626)	$ (2,212,254)
Issued stock for services	---	---	133,334	133	19,867	---	20,000
Net loss for the three months ended, June 30, 2022	---	---	---	---	---	(308,679)	(308,679)
Balance, June 30, 2022	80,000	$ 80	118,464,477	$ 118,464	$ 3,804,828	$ (6,424,305)	$ (2,500,933)
Issued stock for services	---	---	336,321,369	336,321	6,071,199		6,407,520
Issued stock for debt conversion	---	---	5,000,000	5,000	(2,500)		2,500
Issued stock warrant	---	---	---	---	(474,927)		(474,927)
Cancellation of Preferred Stock	(80,000)	(80)	---	---	80	---	---
Net loss for the three months ended, September 30, 2022	---	---	---	---	---	(7,492,439)	(7,492,439)
Balance, September 30, 2022	---	$ ---	459,785,846	$ 459,786	$ 9,398,680	$ (13,916,744)	$ (4,058,278)
2023							
Balance, December 31, 2022	---	$ ---	459,785,846	$ 459,786	$ 9,517,986	$ (14,888,035)	$ (4,910,263)
Net loss for the three months ended, March 31, 2023	---	---	---	---	---	(426,831)	(426,831)
Balance, March 31, 2023	---	$ ---	459,785,846	$ 459,786	$ 9,517,986	$ (15,314,866)	$ (5,337,094)
Issued stock for services	---	---	9,695,717	9,696	131,892	---	141,588
Adjustment for derivative liability	---	---	---	---	(42,820)	---	(42,820)
Ratable change in stock warrants	---	---	---	---	(1,550)	---	(1,550)

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RESGREEN GROUP INTERNATIONAL INC.
STATEMENTS OF CHANGE IN SHAREHOLDERS' DEFICIT
FOR THE PERIOD ENDED SEPTEMBER 30, 2023
(Unaudited)

	Preferred Stock		Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Net loss for the three months ended, June 30, 2023	---	---	---	---	---	(388,104)	(388,104)
Balance, June 30, 2023	---	$ ---	469,481,563	$ 469,481	$ 9,605,508	$ (15,702,970)	$ (5,627,981)
Issued stock for debt conversion	---	---	18,000,000	18,000	(9,000)	---	9,000
Net loss for the three months ended, September 30, 2023	---	---	---	---	---	(866,397)	(866,397)
Balance, June 30, 2023	---	$ ---	487,481,563	$ 487,481	$ 9,596,508	$ (16,569,367)	$ (6,485,378)

The accompanying notes are an integral part of these financial statements.

19

RESGREEN GROUP INTERNATIONAL INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

		For the Nine Months Ended September 30,		
		2023		**2022**
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net (loss)	$	(1,681,332)	$	(8,136,519)
Adjustment to reconcile net loss to net cash provided in operations:				
Inventory		(401,866)		(126,077)
Depreciation and amortization		(792)		----
Change in fair market value of derivatives		(256,414)		(363,852)
Amortization of debt discount		455,787		731,692
Revaluation of warrant liability		(22,718)		----
Stock issued for services		141,587		6,287,860
Change in assets and liabilities:				
Accounts receivable		(506)		19,745
Prepaid expenses		30,000		(24,884)
Accrued management fees		38,461		47,000
Accounts payable and other accrued liabilities		263,999		9,713
Accrued interest		204,813		82,360
Net cash used in operating activities		(1,228,981)		(1,472,962)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Stock issued to reduce debt		(5,280)		----
Net cash used in financing activates		(5,280)		----
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds (payments) convertible notes payable		303,500		2,202,500
Proceeds (payments) notes payable		(900)		98,955
Proceeds (payments) notes payable, related party		145,408		----
Proceeds (payments) of finance lease obligation		6,249		----
Stock issued to reduce debt		9,000		142,160
Net cash provided by financing activates		463,257		2,443,615
Net change in cash and cash equivalents		(771,004)		970,653
Cash and cash equivalents, Beginning of period		782,292		219,705
Cash and cash equivalents, End of period	$	11,288	$	1,190,358
Supplemental cash flow information				
Cash paid for interest	$	8,818	$	7,645
Non-cash transactions				
Original discount recorded on notes with derivative liability	$	(42,820)	$	----
Extinguishment of the derivative liability related to debt conversions	$	9,000	$	----
Warrant liability recorded	$	(1,550)	$	----

The accompanying notes are an integral part of these financial statements.

NOTE 1: NATURE OF BUSINESS

ORGANIZATION

Resgreen Group International Inc., (the "Company") was incorporated in the State of Nevada on September 4, 2003. The Company was originally incorporated under the name Brownsville Company and changed its name to Uranium Hunter Corporation on February 1, 2007. On June 28, 2016, the Company changed its name to Resgreen Group International Inc.

The Company's fiscal year end is December 31.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GOING CONCERN

For the periods ended September 30, 2023 and September 30, 2022, the Company had net losses of $1,681,332 and $8,136,519 and negative cash flows from operating activities of $1,228,981 and $1,472,962, respectively. As of September 30, 2023, the Company had a working capital deficit of $6,486,521. The Company has generated $273,776 and $59,976 in revenues for the periods ended September 30, 2023 and 2022, respectively.

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating cost and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

To continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan to obtain such resources for the Company includes obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

BASIS OF PRESENTATION

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

USE OF ESTIMATES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

RECLASSIFICATION OF PRIOR PERIOD PRESENTATION

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents on September 30, 2023 and December 31, 2022 were $11,288 and $782,292, respectively.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade receivables are recorded at net realizable value consisting of the carrying amount less the allowance for doubtful accounts, as needed. Factors used to establish an allowance include the credit quality of the customer and whether the balance is significant. The Company may also use the direct write-off method to account for uncollectible accounts that are not received. Using the direct write-off method, trade receivable balances are written off to bad debt expense when an account balance is deemed to be uncollectible. The Company believes that all accounts receivable are collectable as of September 30, 2023.

CASH FLOWS REPORTING

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives or the term of the lease using the straight-line method for financial statement purposes. Estimated useful lives in years for depreciation are five to seven years for property and equipment. Additions, betterments and replacements are capitalized, while expenditures for repairs and maintenance are charged to operations when incurred. As units of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted Accounting Standards Codification ("ASC") 606, Revenue From Contracts With Customers, which is effective for public business entities with annual reporting periods beginning after December 15, 2017. This new revenue recognition standard (new guidance) has a five-step process: a) Determine whether a contract exists; b) Identify the performance obligations; c) Determine the transaction price; d) Allocate the transaction price; and e) Recognize revenue when (or as) performance obligations are satisfied. The Company's initial application of ASC 606 did not have a material impact on its financial statements and disclosures and there was no cumulative effect of the adoption of ASC 606.

Revenue is recognized when all of the following criteria are met:

- *Identification of the contract, or contracts, with a customer*
  A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party's rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and the parties are committed to perform, and (iii) we determine that collection of substantially all consideration to which it will be entitled in exchange for goods or services that will be

22

transferred is probable based on the customer's intent and ability to pay the promised consideration.

- *Identification of the performance obligations in the contract*

  Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, we apply judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.

- *Determination of the transaction price*

  The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. Constraints are applied when estimating variable considerations based on historical experience where applicable.

- *Allocation of the transaction price to the performance obligations in the contract*

  All current contracts are of a single performance obligation thus the entire transaction price is allocated to the single performance obligation. We determine standalone selling price taking into account available information such as historical selling prices of the performance obligation, geographic location, overall strategic objective, market conditions and internally approved pricing guidelines related to the performance obligation.

- *Recognition of revenue when, or as, we satisfy performance obligation*

  We satisfy performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at or over the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

  Revenue for the nine months ended September 30, 2023 and 2022 were $273,776 and $59,976, respectively. The performance obligation has been met as per ASC 606.

FINANCIAL INSTRUMENTS

The Company's balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

23

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

DERIVATIVE LIABILITIES

Derivative liabilities include the fair value of instruments such as Common Stock warrants, Preferred Stock warrants and convertible features of notes, that are initially recorded at fair value and are required to be re-measured to fair value at each reporting period under provisions of ASC 480, *Distinguishing Liabilities from Equity,* or ASC 815, *Derivatives and Hedging*. The change in fair value of the instruments is recognized as a component of other income (expense) in the Company's statements of operations until the instruments settle, expire or are no longer classified as derivative liabilities. The Company estimates the fair value of these instruments using the Black-Scholes pricing model. The significant assumptions used in estimating the fair value include the exercise price, volatility of the stock underlying the instrument, risk-free interest rate, estimated fair value of the stock underlying the instrument and the estimated life of the instrument. At September 30, 2023 and December 31, 2022, the Company had $1,456,536 and $1,357,630 derivative liability, respectively.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit-quality financial institutions in bank deposits, money market funds, U.S. government securities and other investment grade debt securities that have strong credit ratings. The Company has established guidelines relative to diversification of its cash and marketable securities and their maturities that are intended to secure safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates and changes in the Company's operations and financial position. Although the Company may deposit its cash and cash equivalents with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes, as clarified by ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities and net operating loss and tax credit carryforwards given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of ASC 740.

ASC 740-10 requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the "more-likely-than-not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company recognizes expenses for tax penalties and interest assessed by the Internal Revenue Service and other taxing authorities upon receiving valid notice of assessments. The Company has received no such notices as of September 30, 2023.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because it is not currently able to conclude that it is more likely than not that these assets will be realized. The amount of deferred tax assets considered to be realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

As of September 30, 2023, the Company had unused net operating loss carry forwards of $2,840,000 available to reduce federal taxable income. The Company's ability to offset future taxable income, if any, with tax net operating loss carryforwards may be limited due to the non-filing of tax returns. Under the CARES act, net operating losses arising after 2017 are able to be carried forward indefinitely. Furthermore, changes in ownership may result in limitations under Internal Revenue Code Section 382.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per share is calculated in accordance with FASB ASC 260, "Earnings Per Share." The weighted-average number of common shares outstanding during each year is used to compute basic earning or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of Common Stock outstanding at September 30, 2023 and at December 31, 2022. On September 30, 2023 and December 31, 2022, the Company had no dilutive potential common shares.

RELATED PARTIES

The Company follows ASC 850, *Related Party Disclosures,* for the identification of related parties and disclosure of related party transactions. Related party transactions for the periods ended September 30, 2023 and December 31, 2022 totaled $0 and $6,130,862, respectively, and consisted of equity and note payable transactions.

SHARE-BASED EXPENSE

ASC 718, *Compensation – Stock Compensation*, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, *Equity – Based Payments to Non-Employees.* Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:(a) the goods or services received; or (b) the equity instruments issued.

Share-based expense for the periods ended September 30, 2023 and 2022 was $141,588 and $6,287,860 respectively.

25

COMMITMENTS AND CONTINGENCIES

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no known commitments or contingencies as of September 30, 2023 and December 31, 2022.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed the FASB issued Accounting Standards Update ("ASU") accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation's reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

NOTE 3: INVENTORIES

All inventories are stated at the lower of cost or net realizable value. Cost of our inventories is determined by costing methods that approximate a first-in, first-out ("FIFO") basis. Inventories are as follows:

	September 30, 2023		December 31, 2022	
Raw materials, work-in-process, and supplies	$	438,460	$	119,596
Finished products		149,742		66,740
Total inventories	$	588,202	$	186,336

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, at costs, consist of the following:

	September 30, 2023		December 31, 2022	
Equipment	$	5,280	$	----
Less: Accumulated depreciation		792		----
Net property and equipment	$	4,488	$	----

Depreciation expense for the nine months ended September 30, 2023 and 2022 were $792 and $0, respectively.

NOTE 5: LEASES
Finance Lease Obligations

On August 2, 2022, the Company entered into a lease agreement with a finance company to lease a copier. The lease obligation is payable in monthly installments of $110. The lease is a four-year lease. The term of the lease ends August 2, 2026.

The components of lease expense were as follows:

Finance lease	September 30, 2023		December 31, 2022	
Current obligation of finance leases	$	1,320	$	----
Finance leases, net of current obligations		3,345		----
Total finance lease liability	$	4,665	$	----

26

NOTE 6: CONVERTIBLE NOTE PAYABLE

RB Capital Partners, Inc. on December 10, 2020 executed a Convertible note with the Company. The note carries a principal balance of $100,000 along with an interest rate of 5% per annum and a maturity date of December 11, 2021 extended to November 21, 2023 and a convertible demand note of $37,783 with an interest rate of 2%. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America. The principal balance is $100,000 and $100,000 at September 30, 2023, and December 31, 2022, respectively, and $10,283 and $19,283 at September 30, 2023, and December 31, 2022, respectively.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on January 11, 2021 executed a Convertible note with the Company. The note carries a principal balance of $100,000 along with an interest rate of 5% per annum and a maturity date of January 11, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on January 27, 2021 executed a Convertible note with the Company. The note carries a principal balance of $20,000 along with an interest rate of 5% per annum and a maturity date of January 27, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.30.

RB Capital Partners, Inc. on February 5, 2021 executed a Convertible note with the Company. The note carries a principal balance of $130,000 along with an interest rate of 5% per annum and a maturity date of February 5, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on February 24, 2021 executed a Convertible note with the Company. The note carries a principal balance of $60,000 along with an interest rate of 5% per annum and a maturity date of February 24, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on March 16, 2021 executed a Convertible note with the Company. The note carries a principal balance of $160,000 along with an interest rate of 5% per annum and a maturity date of March 16, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on April 14, 2021 executed a Convertible note with the Company. The note carries a principal balance of $160,000 along with an interest rate of 5% per annum and a maturity date of April 14, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on May 10, 2021 executed a Convertible note with the Company. The note carries a principal balance of $160,000 along with an interest rate of 5% per annum and a maturity date of May 10, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on June 10, 2021 executed a Convertible note with the Company. The note carries a principal balance of $130,000 along with an interest rate of 5% per annum and a maturity date of June 10, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on July 12, 2021 executed a Convertible note with the Company. The note carries a principal balance of $130,000 along with an interest rate of 5% per annum and a maturity date of July 12, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on September 3, 2021 executed a Convertible note with the Company. The note carries a principal balance of $110,000 along with an interest rate of 5% per annum and a maturity date of September 3, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on October 11, 2021 executed a Convertible note with the Company. The note carries a principal balance of $110,000 along with an interest rate of 5% per annum and a maturity date of October 11, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on November 10, 2021 executed a Convertible note with the Company. The note carries a principal balance of $110,000 along with an interest rate of 5% per annum and a maturity date of November 10, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.15.

RB Capital Partners, Inc. on December 10, 2021 executed a Convertible note with the Company. The note carries a principal balance of $110,000 along with an interest rate of 5% per annum and a maturity date of December 10, 2022, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.05.

RB Capital Partners, Inc. on February 4, 2022 executed a Convertible note with the Company. The note carries a principal balance of $100,000 along with an interest rate of 5% per annum and a maturity date of February 4, 2023, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02.

RB Capital Partners, Inc. on March 14, 2022 executed a Convertible note with the Company. The note carries a principal balance of $125,000 along with an interest rate of 5% per annum and a maturity date of March 14, 2023, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02.

RB Capital Partners, Inc. on April 29, 2022, executed a Convertible note with the Company. The note carries a principal balance of $100,000 along with an interest rate of 5% per annum and a maturity date of April 29, 2023, extended to November 21, 2023. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02.

RB Capital Partners, Inc. on June 15, 2022, executed a Convertible note with the Company. The note carries a principal balance of $2,000,000 along with an interest rate of 8% per annum and a maturity date of June 15, 2023. The loan proceeds will be disbursed to the company in four (4) equal five hundred-thousand-dollar ($500,000) tranches, on the following schedule: June 15, 2022, July 15, 2022, August 15, 2022 and September 22, 2022. As of September 30, 2022, the Company has received all four (4) tranches for a total amount of $2,000,000. The outstanding principal balance at December 31, 2022 is $2,000,000. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion price means, as of any Conversion date or other date of determination, initially at a price share equal to 70% of the price per share of the Qualified Offering. Subject to adjustments.

Rajeshkumar J Patel on June 6, 2023, executed a Convertible note with the Company. The note carries a principal balance of $312,500 along with an interest rate of 12% per annum and a maturity date of June 6, 2025. All payments due hereunder to the extent not converted into Common Stock, $0.001 par value per share in accordance with the terms of the note agreement shall be made in lawful money of the United States of America.

The holder shall have the right from time to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion is set at a price equal to 50% of the lowest bid over the last 20 days prior to the notice of conversion. In the event of a qualified offering and listing on a senior exchange, Lender and Borrower agree to convert all outstanding principal and interest into common shares at a price equal to 50% of the lowest bid over the last 20 days prior to the notice of conversion.

The convertible notes are currently not in repayment as of the date of this report and are accruing interest per the terms of each individual note. Total accrued interest on all convertible notes is disclosed in the table below. Although certain notes have maturity dates prior to the date of this report, the notes are not in default. There is not a default clause associated with any note that has a maturity date prior to this report.

The Company accounts for this embedded conversion feature as a derivative under ASC 815-10-15-83 and valued separately from the note at fair value. The embedded conversion feature of the note is revalued at each subsequent reporting date at fair value and any changes in fair value will result in a gain or loss in those periods. On September 30, 2023, the derivative liability associated with all convertible note payable was $1,386,655.

Convertible Notes payable consisted of the following:

	September 30, 2023		December 31, 2022
Convertible notes payable:	$ 4,237,783	$	3,934,283

OTC Markets Group Inc.
OTC Pink Basic Disclosure Guidelines (v4.0 January 1, 2023)

		September 30, 2023		December 31, 2022
Debt discount		(116,319)		(259,606)
Convertible notes payable net of debt discount	$	4,121,464	$	3,674,677
Accrued interest		413,032		208,219
Current portion of convertible note payable and interest	$	4,534,496	$	3,882,896

NOTE 7: NOTE PAYABLE

Notes payable consisted of the following:

		September 30, 2023		December 31, 2022
Demand note from Bruce Miller, a non-related party. The loan carries a 12% APR and does not have a maturity date.	$	97,755	$	98,655
Total notes payable, related party	$	97,755	$	98,655
Total current portion	$	97,755	$	98,655

NOTE 8: NOTE PAYABLE – RELATED PARTY

Notes payable, related party consisted of the following:

		September 30, 2023		December 31, 2022
Demand note from Parsh Patel, our CEO and related party. The loan carries a 0% APR and does not have a maturity date.	$	150,000	$	4,592
Total notes payable, related party	$	150,000	$	4,592
Total current portion	$	150,000	$	4,592

NOTE 9: SHAREHOLDERS' EQUITY

Preferred Stock

The Company has been authorized to issue 6,000,000 shares of $0.001 par value Preferred Stock. The Board of Directors is expressly vested with the authority to divide any or all, of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established, within certain guidelines established in the Articles of Incorporation. The Preferred Stock shall remain authorized but without any designation and held as Blank Check Preferred in the Company Treasury.

On August 1, 2022, the Company canceled 80,000 shares of Preferred Stock and issued of 80,000,000 shares of Common Stock at FMV of $1,744,000 or $0.0218 per share on August 1, 2022, to our CEO, Parashar Patel.

On September 30, 2023 and December 31, 2022 there are 0 and 0 shares of Preferred Stock (non-convertible) issued and outstanding, respectively.

Common Stock

The Company has been authorized to issue 400,000,000 shares of Common Stock, $0.001 par value. Each share of issued and outstanding Common Stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to Common Stock, as well as in the net assets of the corporation upon liquidation or dissolution.

On September 26, 2022, the Company filed an amendment to the Articles of Incorporation to increase the number of authorized number of common shares to Four Billion (4,000,000,000) with a par value of $0.001 per share.

The following table represents the shares that were issued during the period ended September 30, 2023 and December 31, 2022.

Date of Transaction	Transaction type	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance?	Individual/ Entity Shares were issued to	Reason for share issuance	Restricted or Unrestricted
4/27/2022	New issuance	20,000	Common	0.1500	No	Isacc Hammons	Services	Restricted
7/25/2022	New issuance	5,000,000	Common	0.0005	Yes	RB Capital Partners, Inc., Brett Rosen, Managing Partner	Debt Conversion	Unrestricted
8/01/2022	New issuance	81,900,000	Common	0.0218	No	Parashar Patel, CEO	Services	Restricted
8/01/2022	New issuance	18,621,369	Common	0.0075	Yes	Rajeshkumar Patel	Debt Conversion	Restricted
8/01/2022	New issuance	800,000	Common	0.0218	No	Corporate Ads, LLC, Hank Zemla, Principal	Services	Restricted
9/26/2022	New issuance	200,000,000	Common	0.0190	No	Parashar Patel, CEO	Services	Restricted
9/26/2022	New issuance	12,000,000	Common	0.0190	No	Tony Mazzola	Services	Restricted
9/26/2022	New issuance	3,000,000	Common	0.0190	No	Christian Siefen	Services	Restricted
9/26/2022	New issuance	20,000,000	Common	0.0190	No	Rajeshkumar Patel	Services	Restricted
5/01/2023	New issuance	9,195,717	Common	0.00001	Yes	Exchange Listing, LLC Peter Goldstein, CEO	Services	Restricted
6/23/2023	New issuance	500,000	Common	0.0165	No	Parashar Patel, CEO	Services	Restricted
7/21/2023	New issuance	5,000,000	Common	0.0005	Yes	RB Capital Partners, Inc., Brett Rosen, Managing Partner	Debt Conversion	Unrestricted

On September 30, 2023 and December 31, 2022, the company had 487,481,563 and 459,785,846 shares of Common Stock issued and outstanding, respectively.

Equity Incentive Plan

On November 4, 2022, we adopted a new equity incentive plan authorizing the issuance of up to 1,500,000 shares of Common Stock through the grant of stock options (including incentive stock options qualifying under Section 422 of the Code and nonstatutory stock options), restricted stock awards, stock appreciation rights, restricted stock units, performance awards, other stock-based awards or any combination of the foregoing.

WARRANTS AND OPTIONS

On June 15, 2022, the Company issued one (1) Warrant to RB Capital Partners, Inc., which contains standard anti-dilution protections in the event of subsequent rights offerings, stock splits, stock dividends or other extraordinary dividends, or other similar changes in the Company's Common Stock or capital structure, the warrant has no participating rights for any losses: The Warrant was issued in connection with the convertible note executed on June 15, 2022. The Warrant is convertible into the Company's Common Stock at an Exercise Price equal to 125% of the price per share of the Company's Common Stock in the Qualified Offering. This warrant does not contain a cashless exercise mechanism. As of September 30, 2023, there is 1 Warrant outstanding to RB Capital Partners.

On April 17, 2023, the Company issued 125,000 Warrants to Exchange Lising, LLC., with an exercise price of $0.014 per share, which contains standard anti-dilution protections in the event of subsequent rights offerings, stock splits, stock dividends or other extraordinary dividends, or other similar changes in the Company's Common Stock or capital structure, the warrant has no participating rights for any losses: The Warrants were issued in connection with the Capital Market Advisory Agreement executed on April 17, 2023. These Warrants do contain a cashless exercise mechanism. As of September 30, 2023, there are 125,000 Warrants outstanding to Exchange Listing, LLC.

The Company accounts for warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, depending on the specific terms of the warrant agreement. The Company determined the fair value of the warrants using the Black-Scholes pricing model and treated the valuation as equity instruments. The warrants are marked-to-market each reporting period, which will have an impact to earnings. Any future exercises of the warrants will be recorded as cash received and recorded in cash, with a corresponding increase to Common Stock and additional paid-in capital in equity.

As of September 30, 2023, the warrant liability had an initial value of $334,453 based on 23,552,130 shares of Common Stock underlying the Warrants, the following assumptions were observed:

Fair value assumptions – warrant liability	**6/30/2023**
Risk-free interest rate	3.38% - 4.86%
Expected lives (years)	4.0 to 5.0
Expected price volatility	174.10%

NOTE 10: RELATED PARTY TRANSACTIONS

EQUITY

On August 1, 2022, the Company canceled 80,000 shares of Preferred Stock and issuance of 80,000,000 shares of Common Stock at FMV of $1,744,000 or $0.0218 per share on August 1, 2022, to our CEO, Parashar Patel.

On August 1, 2022, the Company issued 1,900,000 shares of Common Stock at FMV of $41,420 or $0.0218 per share to our CEO, Parashar Patel as per his employment agreement for services rendered.

On September 26, 2022, the Company issued 200,000,000 shares of Common Stock at FMV of $3,800,000 or $0.019 per share, to our CEO, Parashar Patel, for services rendered.

On June 23, 2023, the Company issued 500,000 shares of Common Stock at FMV of $8,250 or $0.0165 per share to our CEO, Parashar Patel as per his employment agreement for services rendered.

NOTES PAYABLE

From time to time, Parashar Patel, our CEO will advance funds to the Company for operations. Parashar Patel advanced $150,000 during the periods ended September 30, 2023 and $0, during the period ending December 31, 2022.

The balance of notes payable, related party at September 30, 2023 and December 31, 2022 was $150,000 and $4,592, respectively.

COMPENSATION AGREEMENT

On July 1, 2019, the Company entered into a consulting agreement with its President, Parashar Patel with the following terms. The Company shall pay a monthly fee of $5,000 commencing on August 1, 2019 and continuing until July 1, 2022. The Company also agreed to issue a minimum of 50,000 shares of its restricted Common Stock per month for the duration of the agreement. The agreement automatically renewed on July 1, 2022.

On November 4, 2022, the Company executed a new employment agreement with Mr. Patel for an initial term of three years which automatically renews for one-year periods, which includes a base year salary of $300,000; stock options as determined and approved by the board, to purchase shares of Common Stock; and the right to participate in any Company incentive plan currently in effect. At September 30, 2023, Mr. Patel did not received any cash compensation, or bonus under the new agreement signed on November 4, 2022. Compensation and bonus under the new employment agreement are contingent upon the successful consummation of a qualified offering, and the determination of such amounts will be postponed and reflected in the Company's fiscal year end of 2023.

Our CEO was issued 1,900,000 shares of Common Stock at FMV of $41,420 or $0.0218 per share on August 1, 2022, and 500,000 shares of Common Stock at FMV of $8,250 or $0.0165 per share on June 23, 2023. These shares represent the issuance of 50,000 shares of Common Stock per month from July 1, 2019 through August 1, 2022 and September 1, 2022 through September 30, 2023, under the consulting agreement of July 1, 2019. On September 26, 2022, Mr. Patel received 200,000,000 shares of Common Stock at FMV of $3,800,000 or $0.019 per share, as compensation for his services as CEO since 2016; this issuance was duly approved by the Company's Board.

During the Company's fiscal year ending December 31, 2022, our CEO received 400,000 shares out of the 600,000 shares earned at December 31, 2022. The remaining 200,000 shares owed to our CEO correspond to the months September through December of 2022, these shares have not been issued by the Company and will be forfeited by our CEO upon the successful consummation of this offering. Any equity awards which our CEO is entitled to receive under the new employment agreement signed on November 4, 2022, will be postponed until after the successful consummation of this offering and reflected in the company's fiscal year of 2023. All equity awards under the new agreement will be determined in accordance with the Company's incentive plan then in effect and upon approval by the Company's Board.

The balance of accrued management fees on September 30, 2023 and December 31, 2022 was $213,202 and $174,741, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

From time to time the Company may be a party to litigation matters involving claims against the Company. Management believes that there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 12: SUBSEQUENT EVENTS

In accordance with ASC 855-10, the company has analyzed its operations subsequent to September 30, 2023, through the date these financial statements were issued and has determined that it does not have any material subsequent events to disclose except for those transactions listed below.